As filed with the Securities and Exchange Commission on October 6, 2006

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
THE SECURITIES ACT OF 1933

RENTECH, INC.

(Exact name of Registrant as specified in its charter)

Colorado	2851	84-0957421
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

10877 Wilshire Boulevard, Suite 710
Los Angeles, California  90024
(310) 571-9800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

D. Hunt Ramsbottom, Jr.
President and Chief Executive Officer
Rentech, Inc.
10877 Wilshire Blvd., Suite 710
Los Angeles, CA  90024
(310) 571-9800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Colin M. Morris, Esq. Rentech, Inc. 10877 Wilshire Blvd., Suite 710 Los Angeles, CA 90024 Tel: (310) 571-9800	Anthony J. Richmond, Esq. Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025 Tel: (650) 328-4600

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount To Be Registered		Proposed Maximum Offering Price Per Share		Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
Common Stock, par value $.01 per share	4,613,150	(1)	$4.305	(2)	$19,859,611		$2,125
Preferred Stock Purchase Rights (3)		(3)		(3)		(3)		(3)

(1)             In the event of a stock split, stock dividend or similar transaction involving the amount of common stock of the registrant, in order to prevent dilution, the number of shares of common stock registered hereby shall be automatically adjusted to cover the additional shares of common stock in accordance with Rule 416 under the Securities Act.

(2)             Estimated solely for purposes of the registration fee for this offering in accordance with Rule 457(c) of the Securities Act on the basis of the average of the high and low prices of the registrant’s common stock on the American Stock Exchange on October 3, 2006.

(3)             Attached to each share of the registrant’s common stock is a right to purchase one five-hundredth of a share of 1998-C Participating Cumulative Preference Stock, par value $10.00 per share.  The rights are not exercisable until the occurrence of specified events.  Because no separate consideration is paid for such rights, the registration fee for such securities is included in the fee for the common stock registered hereby.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED October 6, 2006

PROSPECTUS

4,613,150 Shares

Common Stock

This prospectus relates to the resale of up to 4,613,150 shares of common stock of Rentech, Inc. that may be offered and sold from time to time by the selling shareholders named in this prospectus and the persons to whom such selling shareholders may transfer their shares.

These shares of common stock include the resale of up to 4,613,150 shares of common stock issuable upon exercise of outstanding warrants to purchase shares of common stock.

We will not receive any proceeds from the sale of the shares of common stock covered by this prospectus except for the exercise proceeds from any warrants to purchase common stock to be exercised by the selling shareholders.  Each share of our common stock includes an associated preferred stock purchase right issued under our shareholder rights plan dated January 18, 2005, as amended.

Our common stock trades on the American Stock Exchange under the symbol “RTK.”  On October 3, 2006, the last reported sale price of our common stock on the American Stock Exchange was $4.16 per share.

_________________________

Investing in our common stock involves risk.  See “Risk Factors” beginning on page 3 of this prospectus.

_________________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of our securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus is          , 2006

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

RENTECH, INC.

THE OFFERING

RISK FACTORS

USE OF PROCEEDS

SELLING SHAREHOLDERS

PLAN OF DISTRIBUTION

DESCRIPTION OF COMMON STOCK

CERTAIN PROVISIONS OF COLORADO LAW AND OUR CHARTER AND BYLAWS

VALIDITY OF COMMON STOCK

EXPERTS

WHERE YOU CAN FIND MORE INFORMATION ABOUT RENTECH

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We have not authorized any dealer, salesperson or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and any accompanying prospectus supplement.  You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any accompanying prospectus supplement as if we had authorized it.  This prospectus and any accompanying prospectus supplements do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor does this prospectus and any accompanying prospectus supplements constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.  You should not assume that the information contained in this prospectus and any accompanying prospectus supplement is correct on any date after their respective dates, even though this prospectus or any prospectus supplement is delivered or securities are sold on a later date.

CAUTIONARY STATEMENT
REGARDING FORWARD-LOOKING STATEMENTS

Statements made in this prospectus, any accompanying prospectus supplement and the information incorporated by reference into this prospectus that are not historical factual statements are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended; Section 27A of the Securities Act of 1933, as amended; and pursuant to the Private Securities Litigation Reform Act of 1995.  The forward-looking statements may relate to financial results and plans for future business activities, and are thus prospective.  The forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements.  They can be identified by the use of terminology such as “may,” “will,” “expect,” “believe,” “intend,” “plan,” “estimate,” “anticipate,” “should” and other comparable terms or the negative of them.  You are cautioned that, while forward-looking statements reflect our good faith belief and best judgment based upon current information, they are not guarantees of future performance and are subject to known and unknown risks and uncertainties.  Factors that could affect our results include, but are not limited to, those referred to under the heading “Risk Factors” below.  Any forward-looking statements are made pursuant to the Private Securities Litigation Reform Act of 1995, and thus are current only as of the date made.

i

RENTECH, INC.

All references in this prospectus to “Rentech,” “we,” “us” and “our” are to Rentech, Inc. and its direct and indirect subsidiaries, unless the context otherwise requires.

We were incorporated in 1981 to develop and market processes, referred to as the Rentech Process, using Fischer-Tropsch, or FT, technology, for conversion of synthesis gas derived from low-value, carbon-bearing solids or gases into high-value hydrocarbons, including high-grade diesel fuel, naphthas and waxes.

In addition to our FT alternative fuels segment, we conduct our oil and gas field services segment through our wholly-owned subsidiary, Petroleum Mud Logging, Inc., or PML, and our nitrogen products manufacturing through our wholly-owned subsidiary, Rentech Energy Midwest Corporation.

We have developed and are in the process of commercializing our patented and proprietary technology that converts synthesis gas, a mixture of hydrogen and carbon monoxide derived from coal and other solid and liquid carbon-bearing materials, as well as from industrial gas and natural gas, into clean-burning, liquid hydrocarbon products, including diesel fuel, aviation fuel, naphtha, and other chemicals. Our Rentech Process is an advanced derivative of the FT process which is capable of using as feedstock a variety of naturally occurring hydrocarbons as well as gaseous, liquid and solid hydrocarbons.

Our business has historically focused on research and development of our FT technology and licensing it to third parties. During 2004, we decided to directly deploy our technology in select domestic projects in order to demonstrate commercial operation of the Rentech Process.  We have begun to implement this strategy by purchasing Royster-Clark Nitrogen, Inc., or RCN, which owns and operates a natural gas-fed nitrogen fertilizer production facility in East Dubuque, Illinois.  We plan to convert the existing nitrogen fertilizer complex from natural gas-fed to an integrated fertilizer and FT fuels production facility using coal gasification. We believe the acquisition will allow us to commercially deploy the Rentech Process on an accelerated basis by using the existing infrastructure and systems of the facility.

On April 26, 2006, we completed our acquisition of RCN through a subsidiary for the purchase price of $50 million, plus an amount equal to net working capital of RCN, which was approximately $20 million.  We are operating the existing nitrogen fertilizer complex, which is capable of producing 830 tons per day of ammonia from natural gas under the new name Rentech Energy Midwest Corporation, or REMC.  As a result of the acquisition, our principal revenues and cost of sales are now derived from operation of the REMC facility.

We intend to continue to operate REMC’s East Dubuque facility, referred to as the East Dubuque Plant, for the production of nitrogen fertilizer products while we execute a phased conversion to a commercial scale FT fuel production facility.  In Phase 1 of the conversion, we intend to add a commercially available coal gasification system that converts coal into syngas for use in fertilizer production.  During Phase 1A of the conversion, we plan to add the Rentech Process to produce liquid hydrocarbon products, such as diesel and jet fuels, from the additional syngas produced from the coal gasification process.  We estimate we would need approximately $810 million of additional debt and equity financing to finance Phases 1 and 1A of the conversion of REMC’s nitrogen fertilizer plant, referred to as the East Dubuque Plant.

We are also pursuing the development of other alternative fuel projects, including one in Natchez, Mississippi that we and potentially a partner or partners would construct to produce FT liquid hydrocarbon and other products using the Rentech Process.  In April 2006, the State of Mississippi enacted a $15 million state funding initiative, including House Bill 1634, providing for site improvements at the location of our proposed Natchez Project.  Such funding would be subject to our meeting certain financial, employment and other criteria.  If we are successful in structuring an agreement for the land and satisfy the state funding criteria, Adams County, Mississippi will provide us with an improved site and port facilities necessary to meet the plant’s needs.

In addition, we are discussing proposals with owners of energy feedstocks for the joint development of alternative fuels projects and the use of the Rentech Process licensing arrangements.  On July 17, 2006, we entered into a Joint Development Agreement with Peabody Energy Corporation, or Peabody, for the co-development of two coal-to-liquids, or CTL, projects, which will be located on Peabody coal reserves.  The projects will convert coal into ultra-clean transportation fuels using our proprietary FT CTL process.  The companies intend to utilize Peabody’s reserves in Montana and the Midwest and will evaluate a mine-mouth project model to maximize cost and transportation advantages.  One project is targeted for production of 10,000 barrels per day of transportation fuels while the other is projected to produce up to 30,000 barrels per day.  The final locations, production volumes, product mixes and environmental considerations, including being “carbon capture” ready for each facility, will be determined during the initial development phases of the respective projects.  Under the terms of the Joint Development Agreement, Peabody and we will evaluate the projects in stages by determining the scope and feasibility of each project first.  After successful completion of these initial stages, Peabody and we expect to establish a project entity and then move forward with the Front End Engineering and Design (FEED) for each facility.  Initially the companies will share the costs of any third party development expenses and have equal interests in the projects.  With the exception of the agreed upon sites, the Joint Development Agreement is non-exclusive and either party may develop coal-to-liquids projects at other sites.

We currently have one active license arrangement.  On January 12, 2006, we entered into a Master License Agreement with DKRW-Advanced Fuels LLC, or DKRW-AF, for the use of our coal-to-liquids technology and a related Site License Agreement with DKRW-AF’s wholly owned-subsidiary, Medicine Bow Fuels & Power, LLC, with respect to its proposed Medicine Bow Project in Medicine Bow, Wyoming.

Our executive offices are located at 10877 Wilshire Boulevard, Los Angeles, California 90024.  Our telephone number is (310) 208-7160.

THE OFFERING

We are registering for resale by the selling shareholders up to 4,613,150 shares of common stock issuable upon exercise of outstanding warrants to purchase shares of common stock.  Each share of our common stock includes an associated preferred stock purchase right issued under our shareholder rights plan dated January 18, 2005, as amended.  We are also registering for resale any additional shares of common stock which may become issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without receipt of consideration which results in an increase in the number of outstanding shares of common stock.

RISK FACTORS

Before you decide whether to purchase any of our securities, in addition to the other information set forth or incorporated by reference in this prospectus, you should carefully consider the risk factors set forth below, as the same may be updated from time to time by our future filings under the Securities Exchange Act. For more information, see the section entitled “Where You Can Find More Information About Rentech.”

Risks Related to Our Liquidity, Financial Condition, and Results of Operations

Our liquidity and capital resources are limited and we must raise substantial additional capital to execute our business plan and to fund our operations.

Our liquidity and capital resources are limited.  At June 30, 2006, as a result of recent equity financing transactions, we had working capital (current assets in excess of current liabilities) of $72,550,099, compared to working capital (current liabilities in excess of current assets) of $4,098,309 at June 30, 2005.  We must raise substantial additional capital, not only to execute our business plan of commercializing and licensing the Rentech Process and converting the East Dubuque Plant and developing other plants, but also to continue our operations after existing funds are exhausted.  The level of corporate activity required to pursue our business opportunities and objectives has resulted in a materially increased cash burn rate.  In order to fund our working capital requirements and to fund our other plans, we expect to issue additional shares of common stock, we may issue shares of convertible preferred stock or other securities convertible into or exercisable or exchangeable for common stock or we may enter into additional debt instruments.  Some of the securities to be offered will not be registered under the Securities Act of 1933, and may not be offered or sold in the United States absent an available exemption from registration.  A substantial increase in indebtedness could result in substantially increased interest costs and the issuance of additional preferred stock could increase dividend costs, as well as transactional and other costs.

We have never operated at a profit.  If we do not achieve significant amounts of additional revenues and become profitable, we may be unable to continue our operations.

We have a history of operating losses and have never operated at a profit.  From our inception on December 18, 1981 through June 30, 2006, we have incurred losses in the amount of $92,205,010.  During the nine months ended June 30, 2006, we had a net loss of $30,196,374.  If we do not achieve significant amounts of additional revenues and operate at a profit in the future, we may be unable to continue our operations at their current level.  Ultimately, our ability to remain in business will depend upon earning a profit from commercialization of the Rentech Process.  We have not been able to achieve sustained commercial use of the technology as of this time.  Failure to do so would have a material adverse effect on our financial position, results of operations and prospects.

RCN’s operations have not been profitable and require substantial working capital financing.

RCN has sustained cumulative losses and has had cumulative negative cash flows from operations during the fiscal years ended December 31, 2005 and 2003.  For the fiscal year ended December 31, 2004, RCN operated at a profit and provided positive cash flows from operations.  The losses are the result, among other things, of very difficult market conditions in its industry, and of rapidly rising costs of the natural gas feedstock and energy required to produce nitrogen fertilizers.  Moreover, REMC’s business is extremely seasonal, with the result that working capital requirements in its off season are substantial.  If we are not able to operate the East Dubuque Plant at a profit, or if we are not able to access a sufficient amount of financing for working capital, our business, financial condition and results of operations would be materially adversely effected.

We do not expect our historical operating results to be indicative of future performance.

Historically, our business focused on the development and licensing of our technology, the business of our wholly-owned subsidiary, Petroleum Mud Logging, Inc., which provides well logging services to the oil and gas industry, and other operations which have been discontinued.  In the future, we expect to continue to operate and convert the East Dubuque Plant and develop additional FT fuels production facilities using the Rentech Process.  We expect to finance a substantial part of the cost of these projects with indebtedness and the sale of equity securities.  Accordingly, our operating expenses, interest expense, and depreciation and amortization are all expected to increase materially if we succeed in making such acquisitions and effecting such financings.  As a result, we do not expect that historical operating results will be indicative of future performance.

We most likely will have to record higher compensation expense as a result of the implementation of SFAS 123(R).

In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment, which establishes standards for transactions in which an entity exchanges its equity instruments for goods or services.  This standard requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award.  We adopted SFAS No. 123(R) on October 1, 2005, using the modified prospective method for the adoption of its provisions, which results in the recognition of compensation expense for all share-based awards granted after the effective date and the recognition of compensation expense for all previously granted share-based awards that remain unvested at the effective date.  This change in accounting is not expected to materially impact our financial position.  However, because we previously accounted for share-based payments to employees using the intrinsic value method, our results of operations have not included the recognition of compensation expense for the issuance of stock option awards.  As a result of adopting SFAS 123(R), we recognized $7,111,399 of compensation expense for the nine months ended June 30, 2006.  We believe that compensation expense recorded in future periods due to the implementation of SFAS No. 123(R) may be significantly higher than the amounts that would have been recorded in prior years.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on the market’s perception of our business and our ability to raise capital.

We have documented and tested our internal control over financial reporting procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act.  The Sarbanes-Oxley Act requires management assessment of the effectiveness of our internal control over financial reporting and an audit and report of such internal control over financial reporting by our independent auditors addressing these assessments.  This assessment may be complicated by any changes to our business operations and as such standards are modified, supplemented or amended from time to time.  If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.  We continue to dedicate resources and management time to ensuring that we have effective internal control over financial reporting.  However, failure to achieve and maintain an effective internal control environment could have a material adverse effect on the market’s perception of our business and our ability to raise capital.

We need to incur significant costs and other resources to modify REMC’s financial reporting systems and to integrate it with our financial reporting systems.

On April 26, 2006, we completed our acquisition of RCN (currently, REMC).  Pursuant to Securities and Exchange Commission rules, acquisitions may be excluded from management’s assessment of the effectiveness of internal control over financial reporting for up to one year from the date of closing of an acquisition.  However, REMC’s current financial reporting systems are insufficient to meet our specific future needs and need to be replaced as soon as practicable.  In addition, following the completion of the update, we intend to integrate REMC’s financial reporting systems into our financial reporting systems.  Until the integration has been completed, the operation of the two separate financial reporting systems could result in additional costs and difficulties that would not exist if one system were in place.  In addition, while we have based our estimates of the costs and time it will take to complete the update and integration of such systems on our best estimates to date, we could encounter difficulties in the replacement or integration processes and incur significant costs and expend important resources in excess of our estimates.

Risks Related to the Rentech Process

Our receipt of revenues from licensees is dependent on their ability to successfully develop, construct and operate Fischer-Tropsch plants using the Rentech Process.

We have marketed licenses for use of the Rentech Process, and have one active licensee at this time - the Master License Agreement we entered into with DKRW-Advanced Fuels LLC and Site License Agreement with its wholly-owned subsidiary, Medicine Bow Fuels & Power, LLC, in January 2006.  Under the license agreements, a licensee would be responsible for, among other things, obtaining governmental approvals and permits and sufficient financing for the large capital expenditures required.  The ability of any licensee to accomplish these requirements, and the efforts, resources and timing schedules to be applied by a licensee, will be controlled by the licensee.  Whether licensees are willing to expend the resources necessary to construct Fischer-Tropsch plant(s) using the Rentech Process will depend on a variety of factors outside of our control, including the prevailing price outlook for crude oil, natural gas, coal, petroleum coke and refined products.  In addition, our license agreements may generally be terminated by the licensee with cause.  Furthermore, our potential licensees may not be restricted from pursuing alternative Fischer-Tropsch technologies on their own or in collaboration with others, including our competitors, for projects other than the ones we might license in the future.

If our licensees do not proceed with commercial plants using the Rentech Process or do not successfully operate their plants, we will not significantly benefit from the licensing of our Fischer-Tropsch technology.  To date, no licensee of the Rentech Process has proceeded to construct and operate a plant for which royalties on production would be due.  If we do not receive payments under our license agreements, our anticipated revenues will be diminished.  This would harm our results of operations, financial condition and prospects.

We and our licensees may be unable to successfully implement use of the Rentech Process at commercial scale Fischer-Tropsch plants, including the East Dubuque Plant.

A variety of results necessary for successful operation of the Rentech Process could fail to occur at a commercial plant, including the East Dubuque Plant.  Results that could cause commercial scale Fischer-Tropsch plants to be unsuccessful, and require design revisions, include:

•                  reaction activity different than that demonstrated in laboratory and pilot plant operations, which could increase the amount of catalyst or number of reactors required to convert synthesis gas into liquid hydrocarbons;

•                  shorter than anticipated catalyst life, which would require more frequent catalyst regeneration, catalyst purchases, or both;

•                  insufficient catalyst separation from the crude wax product stream could impair the operation of the product upgrading unit;

•                  product upgrading catalyst sensitivities to impurities in the crude FT products, which would impair the efficiency and economics of the product upgrade unit and require design revisions; and

•                  higher than anticipated capital and operating costs to design, construct or reconfigure and operate a Fischer-Tropsch plant.

If any of the foregoing were to occur, our capital and operating costs would increase.  In addition, our plants or those of our licensees could experience mechanical difficulties, either related or unrelated to elements of the Rentech Process.  Our failure to construct and operate a commercial scale, Fischer-Tropsch plant based on the Rentech Process could, and any such failure at the East Dubuque Plant would, materially and adversely affect our business, results of operation, financial condition and prospects.

Plants that would use the Rentech Process rely upon complex gas process systems.  This creates risks of fire and explosions, which could cause severe damage and injuries, create liabilities for us, and materially and adversely affect our business.

Plants that use our Fischer-Tropsch technology process carbon-bearing materials, including coal and petroleum coke, into synthesis gas.  These materials are highly flammable and explosive.  Severe personal injuries and material property damage may result.  If such accidents did occur, we and our licensees could have substantial liabilities and costs.  We are not currently insured for these risks.  Furthermore, accidents of this type would likely adversely affect operation of existing as well as proposed plants by increasing costs for safety features and procedures.

We could have potential indemnification liabilities to licensees relating to the operation of Fischer-Tropsch plants based on the Rentech Process and to intellectual property disputes.

We anticipate that our license agreements will require us to indemnify the licensee against specified losses relating to, among other things:

•                  use of patent rights and technical information relating to the Rentech Process; and

•                  acts or omissions by us in connection with our preparation of preliminary and final design packages for the licensee’s plant and approval of the licensee’s construction plans.

Our indemnification obligations could result in substantial expenses and liabilities to us if intellectual property rights claims were to be made against us or our licensees, or if Fischer-Tropsch plants based on the Rentech Process were to fail to operate according to the preliminary plans.

Industry rejection of our Fischer-Tropsch technology would adversely affect our ability to receive future license fees.

As is typical in the case of new and/or rapidly evolving technologies, demand and industry acceptance of the Rentech Process is highly uncertain.  Historically, most applications of FT processes have not produced fuels that were economical compared to the price of conventional fuel sources.  Failure by the industry to accept the Rentech Process, whether due to unsuccessful use, results that are not economical, the novelty of our technology, the lower price of alternatively sourced fuels, or for other reasons, or if acceptance develops more slowly than expected, would materially and adversely affect our business, operating results, financial condition and prospects.

If a high profile industry participant were to adopt the Rentech Process and fail to achieve success, or if any commercial FT plant based on the Rentech Process were to fail to achieve success, other industry participants’ perception of the Rentech Process could be adversely affected.  That could adversely affect our ability to obtain future license fees and generate other revenue.  In addition, some oil companies may be motivated to seek to prevent industry acceptance of FT technology in general, or the Rentech Process in particular, based on their belief that widespread adoption of FT technology might negatively impact their competitive position.

If our competitors introduce new technology, new legislation or regulations are adopted, or new industry standards emerge, our technologies and products could become obsolete and unmarketable.

The markets for our services and products are characterized by rapidly changing competition, new legislation and regulations, and evolving industry standards.  If we do not anticipate these changes and successfully develop and introduce improvements on a timely basis, our products and services could become obsolete and unmarketable, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

Our success depends in part on the successful and timely completion of our product development unit, or PDU, and its subsequent operation.

Our success in designing, constructing, developing and operating a PDU on a timely basis is essential to our successful deployment of the Rentech FT technology as well as fulfilling our contractual obligations to DKRW Advanced Fuels LLC.  Under our agreement with DKRW-AF, we are required to satisfy certain testing procedures for the licensed technology at the PDU.  We must also obtain governmental approvals and permits as well as procure equipment and materials on a timely basis and a delay or failure in securing such governmental approvals, equipment and/or materials may cause significant harm to the Company.  A variety of results necessary for successful operation of our Rentech Process could fail to be demonstrated by the PDU.  In addition, our PDU could experience mechanical difficulties related or unrelated to the Rentech Process.  If we are not able to successfully develop and operate a PDU utilizing the Rentech Process, this may cause a delay in our development of projects utilizing our Rentech Process, which would have a material adverse effect on our business, financial condition, results of operations and prospects and which we may mean we are not be able to obtain any further licensing agreements with third parties.

Our success depends on the performance of our management team, project development team and technology group.  The loss of key individuals within these groups would disrupt our business operations.

Our success in implementing our business plan is substantially dependent upon the contributions of our management team, project development team and technology group.  We do not have key man life insurance for any of our officers or key employees.  Economic success of the Rentech Process depends upon several factors, including design of the synthesis gas reactors for the plants and startup to achieve optimal plant operations, which are highly reliant on the knowledge, skills, and relationships unique to our key personnel.  Moreover, to successfully compete, we will be required to engage in continuous research and development regarding processes, products, markets and costs.  Unexpected loss of the services of key employees could have a material adverse effect on our business, operating results and financial condition.

Our success depends in part on our ability to protect our intellectual property rights, which involves complexities and uncertainties.

We rely on a combination of patents, copyrights, trademarks, trade secrets and contractual restrictions to protect our proprietary rights.  Our business and prospects depend largely upon our ability to maintain control of rights to exploit our intellectual property.  Our published and issued patents both foreign and domestic provide us certain exclusive rights (subject to licenses we have granted to others) to exploit our Fischer-Tropsch process.  Our existing patents might be infringed upon, invalidated or circumvented by others.  The availability of patents in foreign markets, and the nature of any protection against competition that may be afforded by those patents, is often difficult to predict and varies significantly from country to country.  We, or our licensees, may choose not to seek, or may be unable to obtain, patent protection in a country that could potentially be an important market for our Fischer-Tropsch technology.  The confidentiality agreements that are designed to protect our trade secrets could be breached, and we might not have adequate remedies for the breach.  Additionally, our trade secrets and proprietary know-how might otherwise become known or be independently discovered by others.

We may not become aware of patents or rights of others that may have applicability in our Fischer-Tropsch technology until after we have made a substantial investment in the development and commercialization of our technologies.  Third parties may claim that we have infringed upon past, present or future Fischer-Tropsch technologies.  Legal actions could be brought against us, our co-venturers or our licensees claiming damages and seeking an injunction that would prevent us, our co-venturers or our licensees from testing, marketing or commercializing the affected technologies.  If an infringement action were successful, in addition to potential liability for damages by our joint venturers or our licensees, we could be subject to an injunction or required to obtain a license from a third party in order to continue to test, market or commercialize our affected technologies.  Any required license might not be made available or, if available, might not be available on acceptable terms, and we could be prevented entirely from testing, marketing or commercializing the affected technology.  We may have to expend substantial resources in litigation, in enforcing our patents or defending against the infringement claims of others, or both.  If we are unable to successfully maintain our technology, including the Rentech Process, against claims by others, our competitive position would be harmed and our revenues could be substantially reduced, and our business, operating results and financial condition could be materially and adversely affected.

The Rentech Process may not compete successfully against Fischer-Tropsch technology developed by our competitors, many of whom have significantly more resources.

The development of Fischer-Tropsch technology for the production of liquid hydrocarbon products like ours is highly competitive.  The Rentech Process is based on Fischer-Tropsch processes that have been known for almost 80 years and used in synthetic fuel projects for almost 50 years.  Several major integrated oil companies, as well as several smaller companies, have developed or are developing competing technologies that they may offer to license to our potential customers or use as the basis for a competing development project.  Each of these companies, especially the major oil companies, have significantly more financial and other resources than we do to spend on developing, promoting, marketing and using their Fischer-Tropsch technology.  The United States Department of Energy has also sponsored a number of research programs in Fischer-Tropsch technology.  Advances by others in their Fischer-Tropsch technology might lower the cost of processes that compete with the Rentech Process.  As our competitors continue to develop Fischer-Tropsch technologies, some part or all of our current technology could become obsolete.  Our ability to create and maintain technological advantages is critical to our future success.  As new technologies develop, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement new technologies at a substantial cost.  We may not be able to successfully develop or expend the financial resources necessary to acquire new technology.

Our processes (including the Rentech Process) incorporate technologies and processes developed by third parties the failure of which could harm our prospects for success.

We incorporate processes and technologies developed by third parties into the processes used in our business, including the Rentech Process.  Although we believe the incorporated processes and technologies are reliable, in some cases we have limited or no control over ensuring that such processes and technologies will perform as expected.  If one or more of them were to fail, the failure could cause our processes to fall short of providing the results that we or our licensees desire, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

If we have foreign operations, and our business there would be subject to various risks due to unstable conditions.

We expect that the use of our Rentech Process may occur in foreign countries.  The additional risks of foreign operations include rapid changes in political and economic climates; changes in foreign and domestic taxation; lack of stable systems of law in some countries; susceptibility to loss of protection of patent rights and other intellectual property rights; expatriation laws adversely affecting removal of funds; fluctuations of currency exchange rates; nationalization of property; civil disturbances; and war and other disruptions affecting operations.  International operations and investments may also be negatively affected by laws and policies of the United States affecting foreign trade, investment and taxation.  If any one or more of these events occurs, our revenues from overseas customers could be severely reduced or ended.

Risks Related to Possible Inability to Complete Project Developments and the Financing Required for Construction and Subsequent Operation

We are pursing alternative fuels projects, including one at Natchez, Mississippi, that will involve substantial expense and risk.

We are pursing opportunities to develop alternative fuels projects, including a proposal to gain site control and develop an FT plant in Natchez, Mississippi.  We are also considering other alternative fuels projects, including two potential projects with Peabody.  We do not have the financing for any of these projects, conversions, developments or operations.  Moreover, the pursuit of such opportunities requires that we incur material expenses, including for financial, legal and other advisors, whether or not our efforts are successful.  Our pursuit of any of these alternative fuel projects involves significant risks, and our failure to successfully develop these projects, or failure to operate them successfully after we have developed them, could have a material adverse effect on our financial position and results of operations.

The conversion of the East Dubuque Plant and the development of other alternative fuel projects will require several years and very substantial further financing, and may not be successful.

The engineering, design, procurement of materials, and construction necessary to convert the East Dubuque Plant to use coal as a feedstock and to include the Rentech Process is estimated to take several years and to cost approximately $810 million.  We cannot make assurances that we will be able to obtain this financing at all, or in the time required, and our failure to do so would prevent us from implementing our business plan as expected.  Further, acquisition and development of other alternative fuels projects could involve comparable or greater time commitments of capital, time and other resources.  Moreover, we have never undertaken any such projects, and the duration, cost, and eventual success of our efforts are all uncertain.

If we do not receive funds from additional financing or other sources of working capital for our business activities and future transactions, we will not be able to execute our business plan.

We need additional financing to maintain our operations, and substantially increased financing, revenues and cash flow to accomplish our goal of developing, converting or building process plants.  We will continue to expend substantial funds to research and develop our technologies, to market licenses of the Rentech Process, and to convert or develop process plants.  We intend to finance the conversion and development of plants primarily through non-recourse debt financing at the project level.  Additionally, we might obtain additional funds through joint ventures or other collaborative arrangements, and through debt and equity financing in the capital markets.

Financing for our projects may not be available when needed or on terms acceptable or favorable to us.  In addition, we expect that definitive agreements with equity and debt participants in our capital projects will include conditions to funding, many of which could be outside our control.  If we cannot obtain sufficient funds, we may be required to reduce, delay or eliminate expenditures for our business activities (including efforts to acquire, convert or develop process plants) and we may not be able to execute our business plan.

The level of indebtedness we expect to incur could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from meeting our obligations.

As of June 30, 2006, our total indebtedness was $68,942,883.  Costs to effect the conversion of the East Dubuque Plant are estimated to be approximately $810 million which will require substantial further borrowing.  If we undertake additional projects, significant additional indebtedness may be required.

Our substantial debt could have important consequences, including:

•                  increasing our vulnerability to general economic and industry conditions;

•                  requiring a substantial portion of our cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

•                  limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; and

•                  limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who have greater capital resources.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness.  These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.  Failure to pay our indebtedness on time would constitute an event of default under the agreements governing our indebtedness, which would give rise to our lenders’ ability to accelerate the obligations and seek other remedies against us.

Our revolving credit facility includes restrictive covenants that will limit our ability to operate our business.

Concurrently with the acquisition of RCN, REMC (formerly known as RCN) entered into a revolving credit facility with The CIT Group/Business Credit, Inc. to support the working capital needs of the East Dubuque Plant, which has a maximum availability of $30,000,000, subject to borrowing base limitations.  The revolving credit facility is secured by a lien on substantially all of REMC’s current assets, and imposes various restrictions and covenants on us, which could limit our ability to respond to changing business conditions that may affect our financial condition.  In addition, our failure to comply with the restrictions and covenants would result in an event of default giving rise to the revolving facility lender’s right to accelerate our obligations under the revolving facility.

The revolving credit facility also imposes various restrictions and covenants on REMC, including, without limitation, limitations on REMC’s ability to incur additional debt, guarantees or liens, ability to make distributions of dividends or payments of management or similar fees to affiliates, a minimum fixed charge coverage ratio and a minimum tangible net worth covenant.

The issuance of shares of our common stock could result in the loss of our ability to use our net operating losses.

As of June 30, 2006, we had approximately $48,000,000 of tax net operating loss carryforwards.  Realization of any benefit from our tax net operating losses is dependent on: (1) our ability to generate future taxable income and (2) the absence of certain future “ownership changes” of our common stock.  An “ownership change,” as defined in the applicable federal income tax rules, would place significant limitations, on an annual basis, on the use of such net operating losses to offset any future taxable income we may generate.  Such limitations, in conjunction with the net operating loss expiration provisions, could effectively eliminate our ability to use a substantial portion of our net operating losses to offset any future taxable income.

It is possible that we have incurred one or more “ownership changes” in the past, in which case our ability to use our net operating losses would be limited.  In addition, the issuance of shares of our common stock, could cause an ‘‘ownership change’’ which would also limit our ability to use our net operating losses.  Other issuances of shares of our common stock which could cause an ‘‘ownership change’’ include the issuance of shares of common stock upon future conversion or exercise of outstanding options and warrants.  In this regard, we contemplate that we would need to issue a substantial amount of additional shares of our common stock (or securities convertible into or exercisable or exchangeable for common stock) in connection with our proposed plans to finance the commercialization of the Rentech Process and the implementation of our business plan.

Risks Related to Our Operations of Plants

Miscalculations in our assessment of operating the East Dubuque Plant may lead to us not having adequately evaluated the operating results and risks associated with the plant and could have a material adverse effect on our business, results of operations and financial condition.

We have never owned, converted, or operated a fertilizer plant.  The success of our acquisition of the plant requires an assessment of:

•                  available supply of natural gas at economical prices;

•                  operating costs;

•                  potential environmental liabilities, including hazardous waste contamination;

•                  permits and other governmental authorizations required for our operations;

•                  potential labor disputes resulting from REMC’s labor contracts which are due for renewal in October 2006; and

•                  potential work stoppages and other labor relations matters.

The results of our assessments of operating the plant are necessarily inexact and their accuracy is inherently uncertain.  These assessments may not have revealed all existing or potential problems, nor have they necessarily permitted us to become sufficiently familiar with the plant to fully assess its merits and deficiencies.  The acquisition of the plant poses numerous additional risks to our operations and financial results, including incurring substantial liabilities and lower revenues than we expected.  These risks include:

•                  unanticipated costs for the natural gas initially used and the subsequent coal feedstock;

•                  problems integrating the purchased operations, personnel or technologies;

•                  delayed or defective engineering plans for the conversion of the facility to FT technology to use coal as a feedstock and the Rentech Process;

•                  cost overruns or delays in construction;

•                  diversion of resources and management attention from our other efforts;

•                  entry into markets in which we have limited or no experience;

•                  potential governmental limitations on application of nitrogen fertilizers due to concerns they pollute ground water; and

•                  potential loss of key employees, particularly those of the acquired organization.

Construction of Fischer-Tropsch plants incorporating the Rentech Process, including conversion of the East Dubuque Plant to use coal and our Rentech Process, will be subject to risks of delay and cost overruns.

The construction of Fischer-Tropsch plants incorporating the Rentech Process, and our conversion of an existing plant to use coal and our Rentech Process, will be subject to risks of delay or cost overruns resulting from numerous factors, including the following:

•                  inability to obtain sufficient financing;

•                  inability to obtain timely issuance of additional permits, licenses and approvals by governmental agencies and third parties;

•                  inadequate engineering plans or delays, including those relating to the commissioning of newly designed equipment;

•                  inability to obtain the coal gasification and product upgrading systems for the plant on a timely basis from third parties;

•                  unanticipated changes in the coal supply and market demand for our products;

•                  shortages of equipment, materials or skilled labor;

•                  labor disputes;

•                  environmental conditions and requirements;

•                  unforeseen events, such as explosions, fires and product spills;

•                  increased costs or delays in manufacturing and delivering critical equipment;

•                  resistance in the local community; and

•                  unfavorable local and general economic conditions.

If the conversion of an existing plant to the use of coal and our Rentech Process is delayed beyond the time we estimate, the actual cost of completion may increase beyond the amounts estimated in our capital budget.  A delay would also cause a delay in the receipt of revenues projected from operation of the converted plant, which may cause our business, results of operation and financial condition to be substantially harmed.

The market for natural gas has been volatile. If prices for natural gas increase significantly, we may not be able to economically operate the East Dubuque Plant during the conversion phase while we continue to use natural gas as the feedstock. Further, once the East Dubuque Plant is converted to using coal, volatility in the price of coal could adversely affect us.

We plan to continue to operate the East Dubuque Plant with natural gas as the feedstock until we complete the conversion of the plant to use coal to produce the required synthesis gas. That will expose us to market risk due to increases in natural gas prices. The profitability of operating the facility is significantly dependant on the cost of natural gas as feedstock and the facility has operated in the past, and may operate in the future, at a net loss. We expect to purchase natural gas for use in the plant on the spot market. We expect to also use short-term, fixed supply, fixed price forward purchase contracts to lock in pricing for a portion of our natural gas requirements. These may not protect us from increases in the cost of our feedstock. A hypothetical increase of $0.10 per MMBTU of natural gas could increase the cost to produce one ton of ammonia by approximately $3.50. After the conversion is completed, an increase in the price of coal or in other commodities that we may use as feedstock at other plants we might acquire in the future could also adversely affect our operating results. The prices of coal, natural gas or other commodities that we might use as feedstock are subject to wide fluctuations due to a variety of factors that are beyond our control. Higher than anticipated costs for the catalyst and other materials used in these plants could also adversely affect operating results. These increased costs could materially and adversely affect our business, results of operations, financial condition and prospects.

Lower prices for nitrogen fertilizers or downturns in market demands could reduce the revenues and profitability of the East Dubuque Plant’s nitrogen fertilizer business.

Nitrogen fertilizer is a global commodity that experiences often unpredictable fluctuations in demand and an increasing supply on the world-wide market. In the recent past, nitrogen fertilizer prices have been volatile, often experiencing price changes from one growing season to the next. A downturn in nitrogen prices could have a depressing effect on the prices of most of the fertilizer products that we will sell, and might materially and adversely affect our ability to economically operate the East Dubuque Plant.

Weather conditions may materially impact the demand for REMC products.

Weather conditions can have a significant impact on the farming economy and, consequently, on demand for the fertilizer products produced by the East Dubuque Plant. For example, adverse weather such as flood, drought or frost can cause a delay in, or even the cancellation of, planting, reducing the demand for fertilizer. Adverse weather conditions can also impact the financial position of the farmers who will buy our nitrogen fertilizer products. This, in turn, may adversely affect the ability of those farmers to meet their obligations in a timely manner, or at all. Accordingly, the weather can have a material effect on our business, financial condition, results of operations and liquidity.

The business of the East Dubuque Plant is highly seasonal.

Sales of nitrogen fertilizer products from the East Dubuque Plant are seasonal, based upon the planting, growing and harvesting cycles. Most of the East Dubuque Plant’s annual sales have occurred between March and July of each year due to the condensed nature of the planting season. Since interim period operating results reflect the seasonal nature of our business, they are not indicative of results expected for the full fiscal year. In addition, quarterly results can vary significantly from one year to the next due primarily to weather-related shifts in planting schedules and purchase patterns. We expect to incur substantial expenditures for fixed costs for the East Dubuque Plant throughout the year and substantial expenditures for inventory in advance of the spring planting season. Seasonality also relates to the limited windows of opportunity that nitrogen fertilizer customers have to complete required tasks at each stage of crop cultivation. Should events such as adverse weather or transportation interruptions occur during these seasonal windows, we would face the possibility of reduced revenue without the opportunity to recover until the following season. In addition, because of the seasonality of agriculture, we expect to face the risk of significant inventory carrying costs should our customers’ activities be curtailed during their normal seasons. The seasonality can negatively impact accounts receivable collections and bad debt.

The operations of the East Dubuque Plant are subject to risks and hazards that may result in monetary losses and liabilities.

The East Dubuque Plant’s business is generally subject to a number of risks and hazards, changes in the regulatory environment, explosions and fires. We are not currently insured for certain of these risks and insurance may not be available to us at reasonable rates in the future. Any significant interruption in our operations could adversely affect us.

A reduction in government incentives for FT fuels, or the relaxation of clean air requirements, could materially reduce the demand for FT fuels or the Rentech Process.

Federal law provides incentives for FT fuels, and technologies that produce the FT fuels, such as the Rentech Process. For instance, the Energy Policy Act of 2005, or EPACT 2005, provides for tax credits, grants, loan guarantees and other incentives to stimulate coal gasification to Fischer-Tropsch fuels and chemicals. The Highway Reauthorization and Excise Tax Simplification Act of 2005, or the Highway Act, also provides a $0.50 per gallon fuel excise tax credit for FT fuels from coal. We anticipate that our proposed projects may qualify for us to receive the incentives under EPACT 2005 and that FT fuels produced with the Rentech Process would qualify for the Highway Act’s tax credit. In addition, certain federal regulations that restrict air pollution provide an incentive for the use of FT fuels because they comply with the regulations in cases where conventional fuels might not. Changes in federal law or policy could result in a reduction or elimination in the incentives that apply to us or our ability to take advantage of them, or a relaxation of the requirements with respect to air pollutants created by conventional fuels. As a result, the reduction or elimination of government incentives or the relaxation of air pollution requirements could have a material adverse effect on our financial condition, results of operations and prospects.

Changes in United States government regulations and agricultural policy that affect the demand for products made at the East Dubuque Plant could materially and adversely affect its operations.

Because the application of fertilizer has been identified as a significant source of ground water pollution and can also result in the emissions of nitrogen compounds and particulate matter into the air, regulations may lead to decreases in the quantity of fertilizer applied to crops. Further, United States governmental policies may directly or indirectly influence factors affecting the East Dubuque Plant’s business, such as the number of acres planted, the mix of crops planted, crop prices, the level of grain inventories and the amounts of and locations where fertilizer may be applied. Changes in government programs that provide financial support to farmers could affect demand for the facility’s products. The market for our products could also be affected by challenges brought under the United States Federal Endangered Species Act and changes in regulatory policies affecting biotechnologically developed seed. We cannot predict the future government policy and regulatory framework affecting our business.

We could be subject to claims and liabilities under environmental, health and safety laws and regulations arising from the production and distribution of nitrogen fertilizers and alternative fuel products at our facilities.

The production and distribution of nitrogen fertilizers at the East Dubuque Plant, and alternative fuel products at that and any other alternative fuel facilities we may operate in the future, are subject to compliance with United States federal, state and local environmental, health and safety laws and regulations. These regulations govern operations and use, storage, handling, discharge and disposal of a variety of substances. For instance, under CERCLA, we could be held jointly and severally responsible for the removal and remediation of any hazardous substance contamination at our facilities, at neighboring properties (where migration from our facilities occurred) and at third party waste disposal sites. We could also be held liable for any consequences arising out of human exposure to these substances or other environmental damage. We may incur substantial costs to comply with these environmental, health and safety law requirements. We may also incur substantial costs for liabilities arising from past releases of, or exposure to, hazardous substances. In addition, we may discover currently unknown environmental problems or conditions. The discovery of currently unknown environmental problems or conditions, changes in environmental, health and safety laws and regulations or other unanticipated events could give rise to claims that may involve material expenditures or liabilities for us.

Acts of terrorism and continued conflict and instability in the Middle East could affect both the supply and price of various fertilizer materials that we sell.

Nitrogen-based agricultural materials such as ammonia, ammonium nitrate and urea have the potential for misuse by domestic or international terrorists, and the facilities where these materials are produced or stored and the transportation network through which they are distributed could be targeted. In addition, various crop protection products are hazardous and could be used in terrorist acts such as water supply contamination. The East Dubuque plant could be targeted or materials distributed by it misused. Should such events occur, our business could be adversely affected and the limits of our insurance policies could be exceeded such that our ability to meet our financial obligations would be impaired. Further, instability in oil producing regions of the world could have the effect of driving up energy prices which could, in turn, affect natural gas prices and the economics of nitrogen-based fertilizers. Mechanized farming as currently practiced by our customers is energy intensive and sharp increases in fuel prices could limit their funds available for other inputs and thus adversely affect the demand for the products that we sell.

The nitrogen fertilizer industry is very competitive and the actions of our competitors could materially affect the results of operations and financial position of the Company.

REMC operates in a highly competitive industry, particularly with respect to price. REMC’s principal competitors in the distribution of crop production inputs include agricultural co-operatives (which have the largest market share in many of the locations that it serves), national fertilizer producers, major grain companies and independent distributors and brokers. Some of these competitors have greater financial, marketing and research and development resources than we do, or better name recognition, and can better withstand adverse economic or market conditions. In addition, as a result of increased pricing pressures caused by competition, REMC may in the future experience reductions in the profit margins on sales, or may be unable to pass future material price increases on to customers.

We need to rely on Royster-Clark as exclusive distributor of the nitrogen fertilizer products we would produce at the East Dubuque Plant.

We do not have a sales force or any previous experience in the distribution of the nitrogen fertilizer products that are produced at the East Dubuque Plant. As a result, we need to rely on Royster-Clark as exclusive distributor of such products, pursuant to the Distribution Agreement executed on April 26, 2006. However, to the extent Royster-Clark and we are not able to reach an agreement with respect to the purchase and sale of products, we cannot assure you that we would be able to find other buyers for them. Our inability to sell the nitrogen fertilizer products produced at the East Dubuque Plant could result in significant losses and materially and adversely affect our business.

We may not be able to successfully manage our growing business.

If we are successful in our plans to commercialize the Rentech Process by acquiring and developing alternative fuel facilities, we would experience a period of rapid growth that could place significant additional demands on, and require us to expand, our management resources and information systems. The management of our growth will require, among other things, continued development of our internal controls and information systems and the ability to attract and retain qualified personnel. Our failure to manage any such rapid growth effectively could have a material adverse effect on us and our operating results.

Risks Related to the Market for Rentech Common Stock

We have a very substantial overhang of common stock and future sales of our common stock will cause substantial dilution and may negatively affect the market price of our shares.

As of September 26, 2006, there were 141,756,787 shares of our common stock outstanding. As of that date, we also had an aggregate of shares of common stock that may be issued upon exercise or conversion of outstanding convertible notes, restricted stock units, options and warrants. In April 2006, we issued an aggregate of 18,400,000 shares of our common stock and $57,500,000 in convertible senior notes, which are initially convertible into up to 14,332,003 shares of our common stock upon the satisfaction of certain conditions. In addition, we have two shelf registration statements; the first covering $29,940,000 aggregate offering price of securities (up to all of which could be issued as shares of common stock) and the second covering $44,097,200 in shares of our common stock for issuance in future financing transactions, in each case as of June 30, 2006. At our annual meeting of shareholders on April 13, 2006, our shareholders authorized the Company to issue up to 40,000,000 shares of our common stock (or securities convertible into or exercisable or exchangeable common stock) for up to an aggregate of $200,000,000 in gross proceeds, at a discount of up to 30% from the market price at the time of issuance and sale. We expect the sale of common stock and common stock equivalents in material amounts will be necessary to finance the progress of our business plan and facilitate our licensing business. Certain holders of our securities have, and certain future holders are expected to be granted, rights to participate in or to require us to file registration statements with the SEC for resale of common stock.

We cannot predict the effect, if any, that future sales of shares of our common stock into the market, or the availability of shares of common stock for future sale, will have on the market price of our common stock. Sales of substantial amounts of common stock (including shares issued upon the exercise of stock options and warrants or conversion of convertible promissory notes), or the perception that such sales could occur, may materially and adversely affect prevailing market prices for our common stock.

Protection provisions in our Amended and Restated Articles of Incorporation may deter a third party from seeking to acquire control of us, which may reduce the market price of our stock.

Our Amended and Restated Articles of Incorporation include provisions that may make it more difficult for a third party to acquire control of the Company. These provisions include grouping of the board of directors into three classes with staggered terms; a requirement that directors may be removed without cause only with the approval of the holders of 66 2/3% of the outstanding voting power of our capital stock; a requirement that permits us to disapprove any acquisition of more than 5% of our common stock or other securities if we determine in good faith the acquisition could cause us to be a personal holding company under the Internal Revenue Code; and a requirement that the holders of not less than 66 2/3% of the voting power of our outstanding capital stock approve certain business combinations of the Company with any holder of more than 10% of the voting power or an affiliate of any such holder unless the transaction is either approved by at least a majority of the uninterested and unaffiliated members of the board of directors or unless certain minimum price and procedural requirements are met. We also have a shareholder rights plan that authorizes issuance to existing shareholders of substantial numbers of preferred share rights or shares of common stock in the event a third party seeks to acquire control of a substantial block of our common stock. These provisions could deter a third party from tendering for the purchase of some or all of our stock and could have the effect of entrenching management and reducing the market price of our common stock.

The market price of Rentech common stock may decline.

The market price of Rentech stock may decline for a number of reasons, including if:

•                  the conversion of the East Dubuque Plant or other process plants is not completed in a timely and efficient manner;

•                  the acquisition of the REMC or other process plants does not yield the expected benefits to our revenues as rapidly or to the extent that may be anticipated by financial or industry analysts, stockholders or other investors;

•                  the effect of the acquisition of the REMC or other process plants on Rentech’s financial statements is not consistent with the expectations of the financial or industry analysts, stockholders or other investors;

•                  significant shareholders of Rentech decide to dispose of their shares of common stock because of any such transactions or other reasons; or

•                  any of the other risks referred to in this section materialize.

USE OF PROCEEDS

The selling shareholders will receive all of the proceeds from the sale of shares of common stock under this prospectus. We will not receive any proceeds from these sales. However, 4,613,150 of the shares of common stock offered by this prospectus are issuable in the future upon exercise of warrants to purchase shares of common stock granted by us. If the warrants are fully exercised, then we will receive aggregate gross proceeds of approximately $8,922,391. We expect to use the proceeds from the exercise of the warrants, if any, for general corporate purposes.

SELLING SHAREHOLDERS

The following table provides information regarding the selling shareholders and the number of shares of common stock they are offering, which are issuable upon exercise of outstanding warrants or the vesting of unvested restricted stock units held by the selling shareholders. Under the rules of the SEC, beneficial ownership includes shares over which the indicated beneficial owner exercises voting or investment power. Shares of common stock subject to warrants or options that are currently exercisable or will become exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the warrants or options but are not deemed outstanding for computing the percentage ownership of any other person.

We believe that the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned. The information regarding shares beneficially owned after the offering assumes the sale of all shares offered by each selling shareholder. The percentage ownership data is based on 141,756,787 shares of our common stock issued and outstanding as of September 26, 2006.

No selling shareholder has had any material relationship with us or any of our affiliates within the past three years other than as a security holder, except:

•                  East Cliff Advisors, LLC is controlled by D. Hunt Ramsbottom, our President and Chief Executive Officer;

•                  DKRW Advanced Fuels LLC licenses our coal-to-liquids technology for the use in one or more projects under a Master License Agreement;

•                  Evan Persky is a consultant to Rentech;

•                  Investor Awareness, Inc. is a former consultant to Rentech; and

•                  Sharon K. Tucker is a consultant to Rentech.

The shares of common stock covered by this prospectus may be sold by the selling shareholders, by those persons or entities to whom they transfer, donate, devise, pledge or distribute their shares or by other successors in interest. We are registering the shares of our common stock for resale by the selling shareholders defined below. The shares are being registered to permit public secondary trading of the shares, and the selling shareholders may offer the shares for resale from time to time. The selling shareholders acquired the warrants and restricted stock units to which this prospectus relates directly from us in private placement transactions that were exempt from the registration requirements of the federal and state securities laws.

	Number of Shares Beneficially Owned	Number of Shares Being Offered for Resale under this	Shares Beneficially Owned After Offering
Name	Before Offering (1)	Prospectus (2)	Number	Percentage
East Cliff Advisors, LLC (3)	2,870,000	2,870,000	0	*
DKRW Advanced Fuels LLC (4)	1,000,000	1,000,000	0	*
M. Evan Persky (5)	630,000	630,000	0	*
Investor Awareness, Inc. (6)	60,000	60,000	0	*
Sharon K. Tucker (7)	173,150	53,150	120,000	*
Total	4,733,150	4,613,150	120,000	*

*                    Less than one percent common stock outstanding, as applicable.

(1)             Includes shares of common stock issued and outstanding as of the date of this prospectus and, with respect to each person or entity, shares of common stock issuable upon exercise of common stock purchase warrants or restricted stock units and any other shares of common stock the selling shareholder has the right to acquire within 60 days of September 30, 2006.

(2)             Assumes the selling shareholder sells all of the common stock being offered by this prospectus.

(3)             Includes 2,870,000 shares of common stock issuable upon exercise of a warrant acquired directly from the Company on August 5, 2005. As of September 30, 2006, the warrant has vested with respect to 2,082,500 of the shares of common stock subject to the warrant. The warrant will vest with respect to the remaining 780,500 shares of common stock subject to the warrant upon such time as the closing price of our common stock on the American Stock Exchange equals or exceeds $5.25 for 12 consecutive trading days.

(4)             Includes 1,000,000 shares of common stock issuable upon exercise of a warrant acquired directly from the Company on January 12, 2006.

(5)             Includes 630,000 shares of common stock issuable upon exercise of a warrant acquired directly by East Cliff Advisors, LLC from the Company on August 5, 2005 and separated into Mr. Persky’s individual name on August 29, 2006. As of September 30, 2006, the warrant has vested with respect to 367,500 of the shares of common stock subject to the warrant. The warrant will vest with respect to the remaining 262,500 shares of common stock subject to the warrant upon such time as the closing price of our common stock on the American Stock Exchange equals or exceeds $5.25 for 12 consecutive trading days.

(6)             Includes 60,000 shares of common stock issuable upon exercise of a warrant acquired directly from the Company on July 1, 2005.

(7)             Includes 53,150 shares of common stock issued and issuable upon exercise of a warrant acquired directly from the Company by Tucker Associates, Inc. on October 28, 2005 that are being offered for resale under this prospectus, and 60,000 shares of common stock issuable upon the exercise of options.

PLAN OF DISTRIBUTION

The selling shareholders and any of their respective transferees, pledgees, donees, assignees or other successors-in-interest may, from time to time, sell any or all their respective shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

•                  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•                  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•                  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•                  an exchange or market distribution in accordance with the rules of the applicable exchange or market;

•                  privately negotiated transactions;

•                  settlement of short sales;

•                  broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•                  through options, swaps or derivatives;

•                  a combination of any such methods of sale; and

•                  any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling shareholders may from time to time transfer, pledge, assign or grant a security interest in some or all the shares of common stock respectively owned by them and, if they default in the performance of their secured obligations, the transferees, pledgees, assignees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the transferee, pledgee, assignee or other successors in interest as selling shareholders under this prospectus.

The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling shareholders have informed us that they do not have any agreement, arrangement or understanding, directly or indirectly, with any person to distribute the common stock.

We are required to pay certain fees and expenses incurred incident to the registration of the shares. We have agreed to indemnify certain of the selling shareholders, and they have agreed to indemnify us, against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because the selling shareholders may be deemed an underwriter, each selling shareholder must deliver this prospectus and any supplements to this prospectus in the manner required by the Securities Act.

DESCRIPTION OF COMMON STOCK

The following description of our common stock is only a summary. We encourage you to read our Amended and Restated Articles of Incorporation and Bylaws, which are incorporated by reference in the registration statement of which this prospectus forms a part. As of the date of this prospectus, our Articles of Incorporation authorizes us to issue 250,000,000 shares of our common stock, $.01 par value per share. As of September 26, 2006, there were 141,756,787 shares of our common stock outstanding. All outstanding shares of the common stock are fully paid and nonassessable. Each share of our common stock includes an associated preferred stock purchase right issued under our shareholder rights plan dated January 18, 2005, as amended.  For more information regarding our shareholder rights plan, see the description in this prospectus under the heading, “Certain Provisions of Colorado Law and Our Charter and Bylaws—Shareholder Rights Plan.”

Voting

Each share of common stock is entitled to one vote at all shareholders’ meetings. A quorum for purposes of meetings of common shareholders consists of a majority of the issued and outstanding shares of common stock. Once a quorum is established, action of a routine nature may be taken by a majority of the shares represented in person or by proxy at the meeting. Under our Amended Articles of Incorporation, if we issue a class of voting stock in addition to our common stock, actions on routine matters would require the affirmative vote of a majority of each class entitled to vote on the matters. Our common stock does not have cumulative voting rights in the election of directors. Our board of directors is divided into three classes, with the members of each class to be elected annually for three-year terms.

The holders of our common stock may not take action by written consent in lieu of a meeting and must take any action at a duly called annual or special meeting of shareholders unless the consent is unanimous.

Subject to the rights of the holders of any series of preferred stock, at a meeting of shareholders called expressly for that purpose, the entire board of directors or any lesser number may be removed, with cause, by a vote of the holders of the majority voting power of our capital stock. However, the affirmative vote of holders of at least two-thirds of the voting power of our capital stock is required to remove directors for other than cause.

Our Amended Articles of Incorporation provide that, whenever a vote of a specified percentage of outstanding capital stock entitled to vote is required under Colorado law or the Amended Articles to approve a specified corporate transaction or proceeding, then the affirmative vote of that percentage of voting power of each class entitled to vote is also required.

An amendment to our Amended Articles of Incorporation requires the affirmative votes of the following: (1) at least a majority of the voting power of each class entitled to vote on the amendment; (2) in the case of an amendment changing the denial of preemptive rights, one vote per common share, no cumulative voting or the rights of common stock to share equally dividends (if any) declared on the common stock, or changing the required vote on such an amendment, two-thirds of the voting power of each class entitled to vote on the amendment; and (3) in the case of an amendment changing the provisions on directors including their removal, or changing the required vote on such an amendment, two-thirds of the voting power of each class entitled to vote on the amendment.

Dividend and Liquidation Rights

Subject to the rights and privileges relating to any outstanding shares of our preferred stock, all outstanding shares of common stock share equally in dividends and upon liquidation. Dividends are payable at the discretion of the board of directors at such time and in such amounts as they deem advisable, subject, however, to the provisions of the laws of the State of Colorado.

Miscellaneous

Our common stock has no preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to our common stock. Our board of directors is authorized to issue shares of common stock without approval of shareholders. The rights and privileges of our common stock may be subordinate to the rights and preferences of any of our preferred stock.

CERTAIN PROVISIONS OF COLORADO LAW AND OUR CHARTER AND BYLAWS

The following summarizes certain provisions of our Amended and Restated Articles of Incorporation, or Amended Articles, and Bylaws. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to our Amended Articles and Bylaws, copies of which are on file with the Securities and Exchange Commission as exhibits to the periodic reports previously filed by us. See “Where You Can Find More Information about Rentech” in this prospectus.

General.  Certain provisions of our Amended Articles and Bylaws could make our acquisition by a third party, a change in our incumbent directors, or a similar change of control more difficult, including:

•      an acquisition of us by means of a tender or exchange offer;

•      an acquisition of us by means of a proxy contest or otherwise; or

•      the removal of a majority or all of our incumbent directors.

These provisions, which are summarized below, are likely to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Classified Board.  Our Amended Articles provide that when our board of directors consists of six or more directors, the directors must be divided into three classes, as nearly equal in number as possible, with the members of only one class to be elected annually for a three-year term. There are currently seven seats on our board of directors, divided into three classes, two of which include two directors and one of which currently includes three directors.

Election and Removal of Directors.  Our Amended Articles and Bylaws require that directors may be removed without cause only with the approval of holders of two-thirds of the voting power of our outstanding capital stock entitled to vote in the election of directors. Under our Amended Articles and Bylaws, any vacancy on our board of directors, including vacancies resulting from an increase in the number of directors, may be filled by a majority of the remaining directors in office. Our Amended Articles authorize up to nine members on our board of directors. The board of directors may, pursuant to a resolution adopted by a majority of the entire board, increase the size of our board up to the maximum number directors permitted under the Amended Articles and designate the directors to fill the vacancies.

Special Meeting of Shareholders.  Under our Bylaws and the Colorado Business Corporation Act, special meetings of our shareholders may be called by our president or the board of directors or upon written demand by the holders of shares representing at least ten percent of all votes entitled to be cast on any issue proposed to be considered at the meeting.

Requirements for Advance Notice of Shareholder Nominations and Proposals.  A shareholder may make a nomination for the election of a director only if written notice of such shareholder’s intent has been given in accordance with the Bylaws, with respect to an annual meeting, no later than the end of the fiscal year immediately preceding the annual meeting and, with respect to an election to be held at a special meeting, no later than the tenth day following the date on which notice of the special meeting was first mailed to our shareholders. To be timely, a shareholder seeking to propose business at an annual meeting must give notice of such proposal not later than the 60th day nor earlier than the 90th day prior to the first anniversary of the preceding year’s annual meeting. However, in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the shareholder to be timely must be delivered not earlier than the 90th day prior to such annual meeting and not later than the 60th day prior to the meeting or the 10th day following the first public announcement of the annual meeting date.

Shareholder Action by Written Consent.  Our Bylaws require that actions by our shareholders without a meeting must be in writing and signed by each shareholder entitled to vote on such action.

No Cumulative Voting.  Our Amended Articles provide that no shareholder is permitted to cumulate its votes in the election of directors or otherwise.

Approval of Sale of Assets; Mergers.  Under our Amended Articles, the sale, lease, exchange or other disposition of all or substantially all of our property and assets must be authorized or ratified by the affirmative vote of the holders of at least two-thirds of the capital stock then issued and outstanding, unless any class or series of stock is entitled to vote thereon as a class, in which event the authorization requires the affirmative vote of the holders of two-thirds of the shares of each class of shares entitled to vote as a class on the transaction. Under our Amended Articles and Colorado law, a merger with or into us must be approved by at least two-thirds of the voting power of each class or series of capital stock entitled to vote as a group on the merger.

Business Combinations with Interested Stockholders.  Approval by the holders of two-thirds of the voting power of our outstanding capital stock is required for certain “business combinations” with an “interested stockholder,” unless the transaction is either approved by a majority of our “continuing directors” or certain minimum price and procedural requirements are met. Generally, a “business combination” includes a merger, liquidation, recapitalization or other similar transaction or a sale of assets or securities having an aggregate “fair market value” (as defined in the Amended Articles) of $1 million or more. An “interested stockholder” generally means a beneficial owner (as defined in the Amended Articles) of more than 10% of our voting stock, certain assignees of such beneficial owners and certain affiliates of the corporation that within the preceding two years were the beneficial owner of 10% of our voting stock. A “continuing director” is defined as any member of our board who is unaffiliated with the interested stockholder and was a member of the board prior to the time the interested stockholder became such, and any successor of a continuing director who is unaffiliated with the interested stockholder and is recommended by a majority of the continuing directors then on the board. The affirmative vote of the holders of 80% or more of the voting power of the shares of each class of shares entitled to vote as a class is required to amend this provision in the Amended Articles.

Shareholder Rights Plan.  We also have a shareholder rights plan that authorizes issuance to existing shareholders of substantial numbers of rights to purchase shares of preferred stock or shares of common stock in the event a third party seeks to acquire control of a substantial block of our common stock. These provisions could deter an offer by a third party for the purchase of some or all of our outstanding securities and could have the effect of entrenching management. Pursuant to the shareholder rights plan, we amended our Articles of Incorporation to authorize the issuance of rights to 500,000 shares of Series 1998-C Participating Cumulative Preference Stock. One preferred stock purchase right is attached to each outstanding share of our common stock. The rights become exercisable under specified circumstances, including any person (an “acquiring person”) along with its affiliates and associates becoming the beneficial owner (as defined in the shareholder rights plan) of 15% or more of our outstanding common stock, or the commencement by such person or public announcement by such person of the intention to commence a tender or exchange offer the consummation of which would result in such person becoming an acquiring person, in each case subject to specified exceptions. Each right entitles the registered holder to purchase from us one five-hundredth of a share of Series 1998-C Participating Cumulative Preference Stock, par value $10.00 per share, at an exercise price of $12.00 per share, subject to adjustment in specified circumstances. If events specified in the shareholder rights plan occur, each holder of rights other than the acquiring person can exercise his or her rights. After a person becomes an acquiring person, when a holder exercises a right, the holder will be entitled to receive common stock valued (according to the shareholder rights plan) at twice the exercise price of the right. In some cases, the holder will receive cash, property or other securities instead of common stock. We may redeem the rights for $.0001 per right (which amount is subject to adjustment under certain circumstances) at any time prior to the time a person becomes an acquiring person. The shareholder rights plan and the rights expire at the close of business on December 1, 2008, if the rights are not redeemed or exchanged earlier.

In the event we enter into any consolidation, merger, combination or other transaction in which shares of our common stock are exchanged for cash or other property, then each fractional interest is entitled to an amount per share equal to one-fifth of the amount of consideration to be received by a holder of each share of common stock, subject to adjustment in certain circumstances. A holder of each 1/500 of a share of the Series 1998-C Participating Cumulative Preference Stock would be entitled to three-fifths of a vote on all matters submitted to a vote of our shareholders, subject to adjustment in certain circumstances. If at any time dividends on the Series 1998-C Participating Cumulative Preference Stock are in arrears in an amount equal to six quarterly dividends thereon, all holders of preferred stock with dividends in arrears in an amount equal to six quarterly dividends thereon (voting as a single class) would have the right to elect two directors. Whenever quarterly dividends or other dividends or distributions payable on the Series 1998-C Participating Cumulative Preference Stock are in arrears, we would be in default in payment thereof, and until all accrued and unpaid dividends and distributions have been paid or set aside for payment in full, we would be prohibited from declaring or paying dividends or making any other distributions on, or, subject to certain exceptions, redeeming, purchasing or otherwise acquiring, shares of stock ranking junior to the preferred stock as to dividends or upon liquidation, dissolution or winding up. No share rights or shares of preferred stock have been issued under the shareholder rights plan.

Restrictions regarding Personal Holding Company Status.  Our Amended Articles provide that any person who beneficially owns or intends to acquire an aggregate of more than 5%, or increase his ownership to more than 5%, of our common stock or other securities must submit a proposal to our board of directors at least 20 days before the proposed effective date of the transaction. Within 20 days of receipt of such proposal, we in our sole discretion have the right to disapprove the proposed acquisition if we determine in good faith that the transaction could or reasonably might, within a period of two years following the proposed date of the transaction, cause us to be classified as a personal holding company under the Internal Revenue Code of 1986, as amended. The board of directors has waived the application of this provision with respect to this offering, our concurrent offering of common stock and future transactions until the board shall determine otherwise.

Limitations on Liability.  Our Amended Articles provide that no person who is or was a director will be personally liable to us or to our shareholders for monetary damages for breach of fiduciary duty as a director, subject to certain exceptions under the Colorado Business Corporation Act. Our Amended Articles also provide for the indemnification of our directors and officers to the fullest extent authorized by the Colorado Business Corporation Act. This indemnification includes the right to be paid expenses in advance of any proceeding for which indemnification may be payable, subject to certain conditions, including delivery to us of an undertaking by or on behalf of the director or officer to repay all amounts so paid in advance if it is ultimately determined that the director or officer is not entitled to be indemnified. We have also obtained policies of directors’ and officers’ liability insurance. This policy insures our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances. The existence of such limitation on liability, indemnification and insurance may impede a change of control of us to the extent that a hostile acquirer seeks to litigate its contest for control with our directors and officers.

VALIDITY OF COMMON STOCK

The validity of the shares of common stock offered hereby has been passed upon for us by Holland & Hart LLP, Denver, Colorado.

EXPERTS

The financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated by reference to our annual report on Form 10-K for the fiscal year ended September 30, 2005 in this prospectus have been audited by Ehrhardt Keefe Steiner & Hottman P.C., independent registered public accounting firm, to the extent and for the periods set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Royster-Clark Nitrogen, Inc. as of December 31, 2005 and 2004, and for the 163-day period ended December 31, 2005, the 202-day period ended July 21, 2005 and the years ended December 31, 2004 and 2003, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing.

KPMG LLP’s independent auditors’ report refers to transactions that occurred as of July 22, 2005 which require financial information for the periods after July 22, 2005 to be presented on a different cost basis than that for periods prior to that date and therefore are not comparable. KPMG LLP’s independent auditors’ report also refers to the restatement of net sales, cost of sales, and selling, general and administrative expenses for the 202-day period ended July 21, 2005 and the net sales and cost of sales for the years ended December 31, 2004 and 2003.

WHERE YOU CAN FIND MORE INFORMATION ABOUT RENTECH

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. You may read and copy any document we file at the SEC’s public reference room at the following address:

Public Reference Room
100 F Street, N.E.
Washington, D.C. 20549

You may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are incorporating certain information about us that we have filed with the Securities and Exchange Commission by reference in this prospectus, which means that we are disclosing important information to you by referring you to those documents. We are also incorporating by reference in this prospectus information that we file with the SEC after this date. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC automatically will update and supersede the information we have included in or incorporated into this prospectus.

We incorporate by reference the following documents we have filed, or may file, with the SEC:

•                  Our Annual Report on Form 10-K for the fiscal year ended September 30, 2005, as amended by Amendment No. 1 on Form 10-K/A filed on January 31, 2006;

•                  Our Quarterly Reports on Form 10-Q for the quarterly period ended December 31, 2005, March 31, 2006 and June 30, 2006;

•                  Our Current Reports on Form 8-K filed on October 6, 2005, October 13, 2005, November 9, 2005, November 10, 2005, November 16, 2005, November 18, 2005, December 19, 2005, December 19, 2005, December 29, 2005, January 6, 2006, January 17, 2006, January 19, 2006, January 26, 2006, January 27, 2006, February 14, 2006, March 2, 2006, March 14, 2006, March 14, 2006, April 3, 2006, April 10. 2006, April 14, 2006, April 18, 2006, April 19, 2006, April 24, 2006, April 27, 2006, May 2, 2006, May 17, 2006, July 20, 2006, August 9, 2006 and September 14, 2006;

•                  The description of capital stock and shareholder rights plan contained in our Form 8-A dated April 4, 2000 and filed with the SEC under Section 12(b) of the Securities Exchange Act of 1934, as amended, including the description of capital stock and shareholders rights plan contained in this prospectus and any amendments or reports filed for the purpose of updating the description;

•                  Our Definitive Proxy Statement filed with the SEC on March 15, 2006; and

•                  All documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and before termination of this offering. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the SEC, including our compensation committee report and performance graph (included in the Definitive Proxy Statement) or any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or certain exhibits furnished pursuant to Item 9.01 of Form 8-K.

This prospectus is part of a registration statement we have filed with the SEC on Form S-3 relating to the common stock. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC. We have filed certain legal documents that control the terms of the common stock offered by this prospectus as exhibits to the registration statement. You may refer to the registration statement and the exhibits for more information about us and our common stock. The registration statement and exhibits are also available at the SEC’s Public Reference Room or through its web site.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following addresses:

Investor Relations
Rentech, Inc.
1331 17th Street, Suite 720
Denver, CO 80202
(303) 298-8008

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference.

4,613,150 Shares

Common Stock

PROSPECTUS

                                  , 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.                            Other Expenses of Issuance and Distribution.

Securities and Exchange Commission Registration Fee	$2,200	*
Legal Fees and Expenses	20,000	*
Accounting Fees and Expenses	5,000	*
Printing Expenses	2,000	*
Miscellaneous Expenses	1,000	*
Total Expenses	$30,200	*

* Estimated

Item 15.                            Indemnification of Directors and Officers.

Section 7-108-402 of the Colorado Business Corporation Act provides, generally, that the articles of incorporation of a Colorado corporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director; except that any such provision may not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) acts specified in Section 7-108-403 (concerning unlawful distributions), or (iv) any transaction from which a director directly or indirectly derived an improper personal benefit.  The articles of incorporation may not eliminate or limit the liability of a director for any act or omission occurring prior to the date on which the provision becomes effective.  Our articles of incorporation contain a provision eliminating liability as permitted by the statute.  Our articles of incorporation further provide that our directors and officers will not be held personally liable for any injury to persons or property caused by a tort committed by any of our employees unless either (i) the director or officer was personally involved in the situation leading to the litigation or (ii) the director or officer committed a criminal offense in connection with the litigation.

Section 7-109-103 of the Colorado Business Corporation Act provides that a Colorado corporation must indemnify a person (i) who is or was a director of the corporation or an individual who, while serving as a director of the corporation, is or was serving at the corporation’s request as a director, officer, agent, associate, employee, fiduciary, manager, member, partner, promoter, trustee of, or similar position with, another corporation or other entity or of any employee benefit plan (a “Director”) or officer of the corporation and (ii) who was wholly successful, on the merits or otherwise, in defense of any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal (a “Proceeding”), in which the Director was a party, against reasonable expenses incurred by him or her in connection with the Proceeding, unless such indemnity is limited by the corporation’s articles of incorporation.  Our articles of incorporation do not contain any such limitation.

Section 7-109-102 of the Colorado Business Corporation Act provides, generally, that a Colorado corporation may indemnify a person made a party to a Proceeding because the person is or was a Director, against any obligation incurred with respect to a Proceeding, to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) or reasonable expenses incurred in the Proceeding if the Director conducted himself or herself in good faith and the Director reasonably believed, in the case of conduct in an official capacity with the corporation, that the Director’s conduct was in the corporation’s best interests and, in all other cases, the Director’s conduct was at least not opposed to the corporation’s best interests and, with respect to any criminal proceedings, the Director had no reasonable cause to believe that his or her conduct was unlawful.  Our articles of incorporation provide for such indemnification except with respect to actions by or in the right of Rentech, Inc.  A corporation may not indemnify a Director in connection with any Proceeding charging the Director derived an improper personal benefit, whether or not involving actions in an official capacity, in which Proceeding the Director was judged liable on the basis that he derived an improper personal benefit.

Section 7-109-105 of the Colorado Business Corporation Act authorizes a court of competent jurisdiction to order indemnification if it determines that the Director is (i) entitled to mandatory indemnification under Section 7-109-103 (in which case the court also shall order the Colorado corporation to pay the Director’s reasonable expenses incurred to obtain court-ordered indemnification) or (ii) fairly and reasonably entitled to indemnification in view of all of the relevant circumstances, whether or not the Director met the standard of conduct under Section 7-109-102 or was adjudged liable on the basis that he derived an improper personal benefit (except that the indemnification in these circumstances is limited to the reasonable expenses incurred in connection with the Proceeding and reasonable expenses incurred to obtain court-ordered indemnification).

Under Section 7-109-107 of the Colorado Business Corporation Act, unless otherwise provided in its articles of incorporation, a Colorado corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent of the corporation to the same extent as a Director and may indemnify such a person who is not a Director to a greater extent, if not inconsistent with public policy and if provided for by its bylaws, general or specific action of its board of directors or shareholders, or contract.  Our articles of incorporation allow indemnification of our officers, employees, fiduciaries and agents to the same extent as our directors.

Section 7-109-104 of the Colorado Business Corporation Act authorizes a Colorado corporation to pay expenses incurred in defending a Proceeding in advance of the final disposition of the Proceeding if the Director, officer, employee, fiduciary or agent undertakes in writing to repay the amount if it is a ultimately determined that such person did not meet the statutory standards of conduct and a determination is made that the facts then known to those making the determination would not preclude indemnification under the Colorado Business Corporation Act.

Section 7-109-106 of the Colorado Business Corporation Act provides that the determination that a Director or other person is entitled to indemnification or advancement of expenses under the Act is to be made by (i) the board of directors by a majority vote of those present at a meeting at which a quorum is present (and only those directors not parties to the Proceeding shall be counted in satisfying the quorum), (ii) if a quorum cannot be obtained, by a majority vote of a committee of the board, which shall consist of two or more directors not parties to the Proceeding (except that directors who are parties to the Proceeding may participate in the designation of the directors for the committee) or (iii) by the corporation’s shareholders.  With respect to clause (ii), if a quorum of the board cannot be obtained and a committee cannot be established (or even if quorum is obtained or a committee is designated), if a majority of the directors constituting such quorum or such committee so directs, the determination required to be made under the Act must be made by independent legal counsel selected by a vote of the board or committee constituted in the manner contemplated in the preceding sentence or if a quorum cannot be obtained and a committee cannot be established, by independent legal counsel selected by a majority vote of the full board of directors.  Authorization of indemnification and advancement of expenses must be made in the same manner as the determination that indemnification or advancement of expenses is permissible; except that, if the determination that indemnification or advancement of expenses is permissible is made by independent legal counsel, authorization of indemnification and advancement of expenses is to be made by the body that selected such counsel.

We have obtained policies of directors’ and officers’ liability insurance. This policy insures our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

Item 16.                            Exhibits.

The following exhibits are filed as part of this Registration Statement or incorporated in it by reference:

Exhibit Number	Description of Exhibit

2.1

Stock Purchase Agreement dated November 5, 2005 by and between Rentech Development Corporation and Royster-Clark, Inc. (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed November 9, 2005).

2.2

First Amendment to the Stock Purchase Agreement dated November 5, 2005, by and between Rentech Development Corporation and Royster-Clark, Inc. (incorporated by reference to Exhibit 2.1 to Registration Statement on Form S-3 filed March 20, 2006).

2.3

Second Amendment to the Stock Purchase Agreement dated November 5, 2005, by and between Rentech Development Corporation and Royster-Clark, Inc. (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed March 14, 2006).

2.4

Third Amendment to the Stock Purchase Agreement dated November 5, 2005, by and between Rentech Development Corporation and Royster-Clark, Inc. (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed March 14, 2006).

4.1

Amended and Restated Articles of Incorporation of Rentech, Inc. dated April 28, 2005 (incorporated by reference to Exhibit 3(i) to Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005 filed May 9, 2005).

4.2	Bylaws of Rentech, Inc. dated November 30, 2004 (incorporated by reference to Exhibit 3(ii) to Annual Report on Form 10-K for the fiscal year ended September 30, 2004 filed December 9, 2004).

4.3

Amended Rights Agreement dated January 18, 2005 between Rentech, Inc. and Computershare Trust Company, Inc. (incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K filed January 19, 2005).

4.4

Amendment to amended Rights Agreement dated April 13, 2006 between Rentech, Inc. and Computershare Trust Company, Inc. (incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K filed April 18, 2006).

4.5	Specimen Stock Certificate (incorporated by reference to Exhibit 4.11 to Registration Statement on Form S-3 filed March 20, 2006).

5.1*	Opinion of Holland & Hart LLP.

23.1*	Consent of Ehrhardt Keefe Steiner & Hottman P.C.

23.2*	Consent of KPMG LLP.

23.3*	Consent of Holland & Hart LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page of this Registration Statement).

*                                         Filed herewith.

Item 17.                            Undertakings.

The undersigned registrant hereby undertakes:

(1)             To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)               To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)            To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)         To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, That paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)             That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)             To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)             That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)             That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)             Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on the 6th day of October, 2006.

RENTECH, INC.

By:	/s/ D. Hunt Ramsbottom
D. Hunt Ramsbottom
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each person whose signature appears below hereby constitutes and appoints D. Hunt Ramsbottim, I. Merrick Kerr and Colin M. Morris, and each of them, such person’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for and in such person’s name, place and stead, in the capacities indicated below, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file or cause to be filed the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as such person might, or could, do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ D. Hunt Ramsbottom	Director, President and	October 6, 2006
D. Hunt Ramsbottom	Chief Executive Officer
(Principal Executive Officer)

/s/ I. Merrick Kerr	Chief Financial Officer and	October 6, 2006
I. Merrick Kerr	Executive Vice President
(Principal Financial Officer)

/s/ Geoffrey S. Flagg	Chief Accounting Officer	October 6, 2006
Geoffrey S. Flagg	(Principal Accounting Officer)

/s/ Dennis L. Yakobson	Director and Chairman of the Board	October 6, 2006
Dennis L. Yakobson

/s/ Thomas L. Bury	Director	October 6, 2006
Thomas L. Bury

/s/ Ronald C. Butz	Director	October 6, 2006
Ronald C. Butz

/s/ Michael F. Ray	Director	October 6, 2006
Michael F. Ray

/s/ Erich W. Tiepel	Director	October 6, 2006
Erich W. Tiepel

/s/ Halbert S. Washburn	Director	October 6, 2006
Halbert S. Washburn

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

2.1

Stock Purchase Agreement dated November 5, 2005 by and between Rentech Development Corporation and Royster-Clark, Inc. (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed November 9, 2005).

2.2

First Amendment to the Stock Purchase Agreement dated November 5, 2005, by and between Rentech Development Corporation and Royster-Clark, Inc. (incorporated by reference to Exhibit 2.1 to Registration Statement on Form S-3 filed March 20, 2006).

2.3

Second Amendment to the Stock Purchase Agreement dated November 5, 2005, by and between Rentech Development Corporation and Royster-Clark, Inc. (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed March 14, 2006).

2.4

Third Amendment to the Stock Purchase Agreement dated November 5, 2005, by and between Rentech Development Corporation and Royster-Clark, Inc. (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed March 14, 2006).

4.1

Amended and Restated Articles of Incorporation of Rentech, Inc. dated April 28, 2005 (incorporated by reference to Exhibit 3(i) to Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005 filed May 9, 2005).

4.2	Bylaws of Rentech, Inc. dated November 30, 2004 (incorporated by reference to Exhibit 3(ii) to Annual Report on Form 10-K for the fiscal year ended September 30, 2004 filed December 9, 2004).

4.3

Amended Rights Agreement dated January 18, 2005 between Rentech, Inc. and Computershare Trust Company, Inc. (incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K filed January 19, 2005).

4.4

Amendment to amended Rights Agreement dated April 13, 2006 between Rentech, Inc. and Computershare Trust Company, Inc. (incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K filed April 18, 2006).

4.5	Specimen Stock Certificate (incorporated by reference to Exhibit 4.11 to Registration Statement on Form S-3 filed March 20, 2006).

5.1*	Opinion of Holland & Hart LLP.

23.1*	Consent of Ehrhardt Keefe Steiner & Hottman P.C.

23.2*	Consent of KPMG LLP.

23.3*	Consent of Holland & Hart LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page of this Registration Statement).

*                                         Filed herewith.